Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


November 13, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund Registration Statement on Form N-14
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Act of 1933, as amended, the Trust's Registration Statement on Form N-14. This filing relates to the Agreement and Plan of Reorganization with regard to the reorganizations of the Geneva Advisors All Cap Growth Fund and Geneva Advisors Equity Income Fund (the "Target Funds"), each a series of Trust for Professional Managers, into the AT All Cap Growth Fund and AT Equity Income Fund (the "Acquiring Funds"), each a new series of the Trust, respectively. Pursuant to the Agreement and Plan of Reorganization, each Target Fund will transfer all of its assets and liabilities to its corresponding Acquiring Fund in exchange for Institutional Class Shares of such Acquiring Fund.

Please contact the undersigned at 215.963.5862 with any questions or comments.


Sincerely,

/s/ David W. Freese
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David W. Freese